                                                             Exhibit (a)(1)(Z)


                       IN THE UNITED STATES DISTRICT COURT
                       FOR THE NORTHERN DISTRICT FOR OHIO
                                EASTERN DIVISION

                                               X
-----------------------------------------------:
NCS HEALTHCARE, INC.,                          :  CASE NO. 1: 02CV1635
                                               :
             Plaintiff,                        :  JUDGE PAUL R. MATIA
                                               :
                  -vs.-                        :  AFFIRMATION OF
                                               :  HUGE E. MCKAY, ESQ.
OMNICARE, INC.,                                :  IN OPPOSITION TO
                                               :  PLAINTIFF'S MOTION
                                               :  FOR A PRELIMINARY
                                               :  INJUNCTION
             Defendant.                        X
-----------------------------------------------


                  Hugh E. McKay, an attorney duly admitted to practice law in the State of Ohio, hereby affirms the following under penalties of perjury:

                  1. I am a member of the law firm Porter, Wright, Morris & Arthur LLP, attorneys for defendant Omnicare, Inc. ("Omnicare"). I submit this affirmation in support of Omnicare's Opposition to Plaintiff's Motion for a Preliminary Injunction.

                  2. Attached hereto as Exhibit 1 is a true and correct copy of NCS Healthcare, Inc.'s ("NCS") Schedule 14D-9, filed with the Securities and Exchange Commission ("SEC") on August 20, 2002.

                  3. Attached hereto as Exhibit 2 are true and correct copies of the Memorandum of Law in Support of Omnicare's Motion to Dismiss the First Amended Complaint, filed with this court on September 13, 2002 and Reply Memorandum of Law in Further Support of Omnicare's Motion to Dismiss the First Amended Complaint, filed with this court on October 15, 2002.

                  4. Attached hereto as Exhibit 3 is a true and correct copy of Amendment No. 1 to Omnicare's Form TO filed with the SEC on August 9, 2002 enclosing the August 8, 2002 letter from Joel F. Gemunder to the NCS Board of Directors.

                  5. Attached hereto as Exhibit 4 is a true and correct copy of Amendment No. 8 to Omnicare's Form TO filed with the SEC on August 27, 2002 enclosing the August 27, 2002 letter from Joel F. Gemunder to the NCS Board of Directors.

                  6. Attached hereto as Exhibit 5 are true and correct copies of Amendment No. 5 to NCS's Schedule 14D-9 and Amendment No. 16 to Omnicare's Form TO, both filed with the SEC on October 7, 2002.

                  7. Attached hereto as Exhibit 6 is a true and correct copy of Amendment No. 6 to Omnicare's Form TO filed with the SEC on August 22, 2002 enclosing the First Amended Complaint.

                  8. Attached hereto as Exhibit 7 is a true and correct copy of Amendment No. 14 to Omnicare's Form TO filed with the SEC on October 2, 2002 enclosing NCS's memorandum in opposition to Omnicare's motion to dismiss and in support of its motion for a preliminary injunction.

Dated:  October 17, 2002                    /s/ Hugh E. McKay
        Cleveland, Ohio                     -----------------------------------
                                            Hugh E. McKay (#0023017)
                                            PORTER, WRIGHT, MORRIS, & ARTHUR LLP
                                            925 Euclid Avenue, Suite 1700
                                            Cleveland, OH  44115-1483
                                            (216) 443-9000
                                            hmckay@porterwright.com

                       IN THE UNITED STATES DISTRICT COURT
                       FOR THE NORTHERN DISTRICT FOR OHIO

                                EASTERN DIVISION

                                               X
-----------------------------------------------:
NCS HEALTHCARE, INC.,                          :
                                               :
             Plaintiff,                        :
                                               :
                  -vs.-                        :   CASE NO. 1: 02CV1635
                                               :
OMNICARE, INC.,                                :
                                               :
                                               :
                                               :
             Defendant.                        X
-----------------------------------------------


                       MEMORANDUM OF LAW IN OPPOSITION TO
                 PLAINTIFF'S MOTION FOR A PRELIMINARY INJUNCTION

                                TABLE OF CONTENTS

PRELIMINARY STATEMENT.....................................................1

BACKGROUND................................................................3

ARGUMENT..................................................................6

  I.   Even In The Unlikely Event This Action Were To Survive
       Omnicare's Pending Motion To Dismiss, The Same Arguments
       Advanced In Support Thereof Establish That NCS Has No
       Likelihood Of Success On The Merits Of Its Claims..................7

  II.  Any Alleged Need For "Corrective Disclosure" Is Moot And
       NCS Cannot Otherwise Establish Any Danger Of Irreparable Injury....9

          A.  Contrary To NCS's Assertion, Irreparable Injury Is
              Necessary For Injunctive Relieve Under Section 14(e)........9

          B.  The August 8 and August 27 Letters, Together With The
              Signed Merger Agreement Sent To NCS In October 2002,
              Render Any Purported Need For"Curative Disclosures" Moot...10

          C.  Even If The Alleged Need For Curative Disclosures
              Were Not Already Moot, NCS's Own Characterization
              Of Omnicare's Tender Offer Renders "Irreparable Injury"
              A Logical Impossibility....................................13

  III. An Injunction Would Cause Substantial Harm To
       Both Omnicare And NCS's Shareholders..............................14

  IV.  An Injunction Would Be Contrary To The Public Interest............15

CONCLUSION...............................................................15

                              TABLE OF AUTHORITIES

Cases
-----

Buffalo Forge Co. v. AMPCO-Pittsburgh Corp., 638 F.2d 568 (2d Cir. 1981).................................9

Clearfield Bank & Trust Co. v. Omega Fin. Corp., 65 F. Supp.2d 325  (W.D. Pa. 1999).....................10

Friendship Materials, Inc. v. Mich. Brick, Inc., 679 F.2d 100 (6th Cir. 1982)...........................10

Isaacs Bros. Co. v. Hibernia Bank, 481 F.2d 1168 (9th Cir. 1973)........................................11

Kennecott Copper Corp. v. Curtiss-Wright Corp., 584 F.2d 1195 (2d Cir. 1978).............................8

McCormick v. Fund Am. Co., 26 F.3d 869 (9th Cir 1994)....................................................8

Pennwalt Corp. v. Centaur Partners, Nos. 88-5146, 88-9422, 1989 WL 11263 (E.D. Pa. Feb. 10, 1989).......10

Plaza Sec. Co. v. Fruehauf Corp. 643 F. Supp. 1535 (E.D. Mich. 1986)....................................14

Plessey Co. v. Gen. Elec. Co., 628 F. Supp. 477 (D. Del. 1986).......................................9, 14

Polaroid Corp. v. Disney, 862 F.2d 987 (3d Cir. 1988)....................................................9

Ranger Oil Ltd. V. Petrobank Energy and Res. Ltd., No. 00CIV3139SHS, 2000 WL 33115906
(S.D.N.Y. May 23, 2000).............................................................................12, 13

Resource Exploration v. Yankee Oil & Gas, Inc., 566 F. Supp. 54 (N.D. Ohio 1983)....................passim

Revlon, Inc. v. MacAndrews & Forbes Holding, Inc., 506 A.2d 173 (Del. 1986).............................15

R.M. & G Prods. Inc. v. R.E.F. Golf Co., No 1:93CV2081, 1994 WL 653531 (N.D. Ohio June 21, 1994).....6, 10

Ronson Corp. v. Liquifin Aktiengesellschaft, 370 F. Supp. 597 (D.N.J. 1974), aff'd
479 F.2d 394 (3d Cir. 1974)..........................................................................10-11

Schreiber v. Burlington N., Inc., 472 U.S. 1 (1985)......................................................7

Starkman v. Marathon Oil Co., 772 F.2d 231 (6th Cir. 1985)...............................................8

True N. Communications, Inc. v. Publicis S.A., 711 A.2d 34 (Del. Ch. 1998)..............................15

TSC Indus., Inc. v. Northway, Inc., 426 U.S. 439 (1976)..................................................8

Vestcom Int'l v. Chopra, 114 F. Supp.2d 292 (D.N.J. 2000)............................................12-13

Constitution
------------

United States Constitution, Art. III.....................................................11

Statute
-------

15 U.S.C. 'SS' 78n(e).....................................................................7

Treatise
--------

Arthur Linton Corbin & Joseph M. Perillo, Corbin on Contracts (Rev. Ed. 1993)...........7-8

         Defendant Omnicare, Inc. ("Omnicare") respectfully submits this memorandum of law in opposition to the motion of plaintiff NCS Healthcare, Inc. ("NCS") for preliminary injunctive relief.

                              PRELIMINARY STATEMENT

         This motion -- indeed, this entire case -- is nothing more than a transparent attempt to delay, and thus to defeat, Omnicare's fully-financed, $3.50 per share all-cash tender offer to acquire NCS, in favor of a demonstrably inferior stock-for-stock merger that the NCS board of directors has negotiated with its preferred suitor, Genesis Health Ventures, Inc. ("Genesis").(1) The NCS board has attempted to foist the Genesis merger on its shareholders via a breathtaking array of draconian, preclusive and illegal defensive devices designed to "lock up" the deal and render superfluous any shareholder vote thereon. NCS and Genesis's illegal attempt to lock up the Genesis merger, at a time when the NCS board knew full well that Omnicare was offering NCS shareholders almost twice as much per share, is currently the subject of an action commenced by Omnicare in Delaware Chancery Court seeking to unlock and enjoin the Genesis merger. The instant action was filed by NCS in retaliation.

         As discussed at length in Omnicare's opening and reply memoranda in support of its motion to dismiss the First Amended Complaint (which are incorporated by reference herein), NCS's claims are premised on the bizarre notion that Omnicare somehow failed to "disclose" certain non-existent conditions to its tender offer. But not only were "due diligence" and the other "undisclosed" conditions alleged by NCS never conditions to the tender offer in the first place (and so could not and should not have been "disclosed"), the very document that NCS claims created


--------

         (1) When Omnicare commenced its tender offer it filed with the Securities and Exchange Commission (the "SEC") and made public its Form TO and the included Offer to Purchase, which is attached as Ex. A to the First Amended Complaint (the "Offer to Purchase"). Ten business days later, NCS's board of directors issued the NCS Schedule 14D-9, which set forth its recommendation to NCS stockholders, including the board's version of the events leading up to such recommendation. The NCS Schedule 14D-9 is attached as Ex. 1 to the accompanying affirmation of Hugh E. McKay, sworn to October 17, 2002 (the "McKay Affirmation" or "McKay Aff.").

these "undisclosed" conditions -- Omnicare's August 8, 2002 letter to the NCS board offering to negotiate a definitive merger agreement in lieu of a hostile takeover (the "August 8 Letter") -- was in fact publicly disclosed as an amendment to Omnicare's Offer to Purchase and filed with the SEC.

         Moreover, lest there be any confusion as a result of NCS's misleading public statements about an alleged "due diligence" condition to the tender offer, on August 27, 2002 Omnicare sent a follow-up letter to the NCS board (which, like the August 8 Letter, subsequently became an amendment to, and thus a part of, the Offer to Purchase) (the "August 27 Letter") that made crystal clear that "due diligence" was not a condition to the tender offer. The August 27 Letter thereby mooted any purported need for further "corrective disclosures" and any conceivable "irreparable harm" that could have resulted from Omnicare's purported "failure" to provide sufficient disclosure on these issues. If that were not enough, the proverbial coup de grace came in the form of a signed merger agreement sent by Omnicare to NCS on October 6, 2002, which contained no due diligence condition (and, like the August 8 and August 27 Letters before it, was publicly filed as an amendment to the Offer to Purchase).

         In view of the foregoing, NCS cannot possibly establish even the most fundamental prerequisites to preliminary injunctive relief in this Circuit: a strong likelihood of success on the merits of its claims and a threat of irreparable harm. To the contrary, NCS has failed in its moving papers to demonstrate any of the prerequisites for the extraordinary relief it seeks.

         First, while it is Omnicare's position that NCS has failed even to state a cognizable claim, even assuming, arguendo, that this case were somehow to survive Omnicare's pending motion to dismiss, the very same arguments advanced in support thereof conclusively establish that NCS has no likelihood -- let alone a strong likelihood -- of ultimately succeeding on the merits of its claims. Second, since (a) Omnicare has already publicly filed the August 8 Letter (which, according to

NCS, contained the allegedly "undisclosed" due diligence condition), the August 27th Letter (which states unequivocally that there is no such due diligence condition) and the signed merger agreement it later sent to the NCS board (which contains no due diligence condition), and has thereby rendered moot any purported need for "corrective disclosures," and (b) by NCS's account, the conditions to Omnicare's tender offer render it "illusory" and incapable of being consummated, making incomprehensible any purported need to enjoin its consummation, there is no possibility of any irreparable harm to NCS if the requested relief is denied. Third, both Omnicare and NCS's shareholders stand to suffer substantial harm if Omnicare's tender offer is enjoined, since this could result in the consummation of the demonstrably inferior Genesis merger. Finally, enjoining Omnicare's tender offer under the circumstances present here would run counter to the strong public interest in allowing the market to achieve fair treatment of, and optimal value for, the shareholders of publicly-held corporations.

                                 BACKGROUND(2)

         On July 28, 2002, NCS and Genesis entered into a merger agreement whereby Genesis would acquire 100% of the outstanding common stock of NCS in exchange for Genesis common stock with a value of approximately $1.60 per share (the "Genesis Merger Agreement"). The total value of the common stock payable to NCS shareholders by Genesis at the time the merger agreement was entered into was approximately $38 million. Am. Cplt. [p][p] 9-10, 13. However, on Friday, July 26, 2002, two days before NCS locked up its $1.60 per share merger with Genesis, Omnicare had faxed a letter to Jon H. Outcalt, Chairman of NCS's board of directors, offering to negotiate a merger with NCS whereby NCS stockholders would receive $3.00 per share in cash. Id.


--------------------

         (2) Omnicare refers the Court to its memorandum of law in support of its Motion to Dismiss, which is annexed, together with a copy of Omnicare's reply memorandum in further support of that motion, as collective Ex. 2 to the McKay Affirmation, for a more detailed factual and procedural background than will be recounted here.

[p] 14, Ex. A, p. 20-21; McKay Aff. Ex. 1, p. 8. The total value of the Omnicare merger proposal was approximately $71 million. Am. Cplt. Ex. A, p. 18-21.

         Without even attempting to reach Omnicare by telephone over the July 27-28 weekend to investigate its obviously superior proposal, NCS's board of directors rushed headlong into the inferior Genesis Merger Agreement and, in so doing, approved an astonishing array of draconian defensive devices designed to prematurely "lock up" the merger with Genesis and deter any third parties from proposing any transaction, even one offering higher value to NCS stockholders. Am. Cplt. Ex. A, pp. 22-23; McKay Aff. Ex. 1, pp. 2, 7, 10.(3) To this illicit end, NCS and Genesis have structured the Genesis Merger Agreement so that while NCS stockholders will theoretically have the opportunity to vote on it, the outcome of that vote will be a foregone conclusion.

         On August 1, 2002, Omnicare instituted litigation in Delaware Chancery Court seeking to set aside the Genesis Merger Agreement. Then, on August 8, 2002, Omnicare commenced its all-cash, fully financed tender offer for all shares of NCS common stock at a price of $3.50 per share -- more than a 100% premium over the $1.60 per share in Genesis common stock then being offered by the locked-up Genesis Merger Agreement. Am. Cplt., Ex. A, p. 22-23. That same day, Omnicare's president sent the August 8 Letter to the NCS board. Although NCS quotes selective excerpts from that letter, which was filed by Omnicare on August 9, 2002 as an attachment to Amendment No. 1 to its Offer to Purchase (McKay Aff. Ex. 3), the full text makes clear that Omnicare's request for limited due diligence applied only to a negotiated merger transaction which could contain different terms regarding structure, price and conditions, not to Omnicare's tender offer. The August 8 Letter provides:


-------------------

         (3) A detailed description of the various defensive devices deployed to that end, ranging from voting agreements designed to "lock up" the vote, to a preclusive "no termination" provision, to a draconian "no shop" provision, appears at pp. 3-4 of Omnicare's memorandum of law in support of its motion to dismiss. McKay Aff. Ex. 2.

         [W]e would prefer to work together with NCS to complete a transaction that provides the greatest value to NCS and its stockholders, as well as NCS bondholders and other creditors. As we have already stated, we are willing to discuss all aspects of our offer, including structure, price and type of consideration. We also are willing to execute a merger agreement substantially identical to the NCS/Genesis Merger
         Agreement. . . . In essence, we are offering a significant premium to the Genesis transaction and are willing to agree to the merger agreement you have already negotiated with Genesis without the provisions which preclude the acceptance of superior third-party proposals.

         We believe that we could consummate a negotiated transaction very quickly. Most of the conditions to our tender offer would be satisfied if we are able to negotiate a transaction with NCS, other than those customary conditions that already are included in the NCS/Genesis Merger Agreement. Although we need to complete confirmatory due diligence, we are confident that our diligence review can be completed in a matter of days if we are provided with reasonable access to certain customary non-public information regarding NCS, which we expect was made available to Genesis.

McKay Aff. Ex. 3 (emphasis added). Indeed, the Offer to Purchase specifically discloses Omnicare's intention to continue its attempts to negotiate a merger agreement with NCS:

         OMNICARE IS SEEKING TO NEGOTIATE WITH [NCS] WITH RESPECT TO THE ACQUISITION OF [NCS] BY OMNICARE OR PURCHASER. OMNICARE AND PURCHASER RESERVE THE RIGHT TO . . . NEGOTIATE A MERGER AGREEMENT WITH [NCS] THAT DOES NOT INVOLVE A TENDER OFFER.

Am. Cplt. Ex. A, at 1. Thus, the Offer to Purchase, by its very terms, makes clear that Omnicare's attempts to negotiate a merger with NCS are separate and distinct from its tender offer.

         On August 20, 2002, the NCS board of directors filed its Schedule 14D-9 with the SEC recommending that NCS stockholders reject Omnicare's tender offer and not tender their shares on the grounds that "the Omnicare tender offer is highly conditional, illusory and many of the conditions of the Omnicare tender offer are not capable of being satisfied as a result of the [Genesis Merger Agreement and the voting agreements.]" McKay Aff. Ex. 1, p. 3, 10-11 (emphasis added). Among other things, NCS falsely claimed that Omnicare had conditioned its tender offer on due diligence.

         NCS then commenced this litigation, making the preposterous assertion that Omnicare's $3.50 per share all-cash tender offer is causing or could cause NCS stockholders "irreparable harm." Am. Cplt. [p] 42. Specifically, on August 21, 2002, NCS filed its First Amended Complaint in this Court alleging that Omnicare has engaged in securities fraud because, according to NCS, (a) Omnicare had failed to disclose that the tender offer was conditioned on "due diligence," and (b) Omnicare misled NCS stockholders into believing that NCS had not been interested in serious negotiations with Omnicare. Id. [p][p] 3-4. On September 13, 2002, Omnicare moved to dismiss the First Amended Complaint. In response, NCS, inter alia, filed the instant motion based on nothing more than the unsupported allegations of its own complaint.

         On August 27, 2002, Omnicare sent another letter to NCS, which was also filed publicly with the SEC (as Amendment No. 8 to the Offer to Purchase) (McKay Aff. Ex. 4), reiterating that Omnicare's tender offer is not conditioned on due diligence. Finally, on October 6, 2002, Omnicare delivered to NCS a signed merger agreement for the acquisition of NCS at a price of $3.50 per share. The signed merger agreement, like the tender offer, contains no due diligence condition. This, too, was disclosed publicly by both Omnicare and NCS.(4)

                                    ARGUMENT

         As this Court has held, a "preliminary injunction is an extraordinary remedy; it is the exception rather than the rule." R.M. & G. Prods., Inc. v. R.E.F. Golf Co., No. 1:93CV2081, 1994 WL 653531, at *2 (N.D. Ohio June 21, 1994)
(citation omitted). Courts in this Circuit consider four factors in determining whether to grant preliminary injunctive relief: (1) whether the plaintiff has shown a strong or substantial likelihood of success on the merits; (2) whether the plaintiff has shown irreparable injury; (3) whether issuance of a preliminary injunction will cause substantial harm to others; and (4) whether issuance of a preliminary injunction will serve the public interest.


-----------------

         (4) See Amendment No. 5 to the NCS Schedule 14D-9 and Amendment No. 16 to the Offer to Purchase, both filed with the SEC on October 7, 2002, annexed as collective Ex. 5 to the McKay Affirmation.

See Resource Exploration v. Yankee Oil & Gas, Inc., 566 F. Supp. 54, 61 (N.D. Ohio 1983). NCS can satisfy none of these factors.

         For the same reasons that NCS has failed to state a claim against Omnicare (see McKay Aff. Ex. 2), it has no likelihood of success on the merits of its claims. Moreover, in light of (a) Omnicare's various public statements clearly establishing the absence of any due diligence condition to its tender offer, all of which are amendments to the Offer to Purchase itself, and (b) NCS's claim that the tender offer is "illusory" and incapable of consummation, NCS cannot possibly establish irreparable injury in the absence of the requested injunction. Finally, Omnicare, NCS's shareholders and the public interest would all suffer substantial harm if the requested relief were granted.

I. Even In The Unlikely Event This Action Were To Survive Omnicare's Pending Motion To Dismiss, The Same Arguments Advanced In Support Thereof Establish That NCS Has No Likelihood Of Success On The Merits of Its Claims

         For the very same reasons discussed at length in Omnicare's opening and reply memoranda in support of its motion to dismiss, NCS has no chance of ultimately succeeding on the merits of its claims that Omnicare's Offer to Purchase violated Section 14(e) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. 'SS' 78n(e) (Williams Act). To prove a violation ofss. 14(e), a plaintiff must show that there has been a material misstatement or omission that was fraudulently made. See Schreiber v. Burlington N., Inc., 472 U.S. 1, 10-12 (1985); Resource Exploration, 566 F. Supp. at 62. Here, the First Amended Complaint alleges that the Offer to Purchase fails to "disclose" that Omnicare's tender offer "is conditioned on the satisfactory completion by Omnicare of review and investigation of non-public information regarding NCS." Am. Cplt. [p] 22. That claim, however, is doomed to failure because there simply is no such condition to the tender offer.

         It is black letter contract law that an undisclosed condition to an offer is not a condition at all. See, e.g., ARTHUR LINTON CORBIN & JOSEPH M. PERILLO, CORBIN ON CONTRACTS 'SS' 1.11 (Rev.

Ed. 1993) ("In order to be legally operative and to create a power of acceptance, it is necessary that the offer shall contain all the terms of the contract to be made."). To "disclose" such a condition would operate to create something that does not exist. See McCormick v. Fund Am. Co., 26 F.3d 869, 879 (9th Cir. 1994) ("[Defendant] can hardly be faulted for omitting to say something that was not true."). By definition, then, Omnicare's Offer to Purchase sets forth all conditions to the tender offer, and none include or have any relation to due diligence. Am. Cplt. Ex. A, p. 25-28.

         Even if Omnicare had intended to create a new due diligence condition, as a legal matter the August 8 Letter could not have done so. All conditions to a tender offer must be set forth in the tender offer itself. Congress's intent was to make tender offers binding upon the offeror once the offer's conditions were met. E.g., Kennecott Copper Corp. v. Curtiss-Wright Corp., 584 F.2d 1195, 1206 (2d Cir. 1978). Thus, once the conditions set forth in the offer are satisfied, Omnicare will be contractually obligated to consummate the offer. There can be no "undisclosed conditions" for the simple reason that if a condition is not "disclosed" and specified in the tender offer documents, the condition does not exist.(5)

----------------

         (5) NCS further claims that Omnicare's Offer to Purchase is false and misleading because certain references to the parties' prior dealings "misled NCS shareholders into believing that NCS had not been interested in serious negotiations with Omnicare." Am. Cplt.,P.P. 25, 27, 30, 34, 37. But an examination of the First Amended Complaint reveals that there are no facts alleged to support the basic premise of that claim, i.e., that NCS was interested in serious negotiations with Omnicare. See Omnicare's Opening Mem. on Mot. to Dismiss, at pp. 9-13 (McKay Aff. Ex. 2). Moreover, even if NCS could establish that Omnicare falsely implied that NCS was not interested in serious negotiations, the First Amended Complaint fails to allege how such statements or omissions could possibly be material, especially since it is undisputed that at least as of July 1, 2002, NCS had decided to deal exclusively with Genesis. See TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976) ("there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the `total mix' of information made available"); Starkman v. Marathon Oil Co., 772 F.2d 231, 238 (6th Cir. 1985); Resource Exploration, 566 F. Supp. at 63 ("Any inquiry as to whether an omission is material must focus on its effect on a reasonable investor's decision whether to tender his shares. The test is whether a reasonable investor would attach importance to a fact in determining his choice of action."). Given the "total mix" of information available to NCS stockholders, it is inconceivable that NCS's interest, serious or not, in negotiations with Omnicare prior to July 1, 2002 (when it is undisputed that NCS chose to deal exclusively with Genesis) is material to a stockholder's decision whether to tender shares to Omnicare, particularly when Omnicare is offering $3.50 per share and the NCS/Genesis merger offers only $1.60 per share. NCS's suggestion that Omnicare's "motives and commitment" are somehow material is wide of the mark, since there are no conditions to the offer that would permit Omnicare to withdraw even if its "motivation" or "commitment" flagged. See Kennecott Copper Corp., 584 F.2d at 1206.

II. Any Alleged Need For "Corrective Disclosure" Is Moot And NCS Cannot Otherwise Establish Any Danger Of Irreparable Injury

         A. Contrary To NCS's Assertion, Irreparable Injury
            Is Necessary For Injunctive Relief Under Section 14(e)

         Relying on Polaroid Corp. v. Disney, 862 F.2d 987, 1006 (3d Cir. 1988), NCS suggests that a mere showing of likelihood of success on itsss.14(e) claim (which it has utterly failed to make) constitutes a per se showing of irreparable injury for purposes of obtaining preliminary injunctive relief. NCS's Mem. at 21.(6) Numerous courts have addressed and rejected that position. For example, in Plessey Co. v. General Electric Co., 628 F. Supp. 477, 497-98 (D. Del. 1986), the court rejected plaintiff's argument that a "mere failure to comply with [the securities laws] is a sufficient showing as a matter of law to satisfy the requirement of irreparable harm." Moreover, the court held, plaintiff "must fail in its argument that a showing of [defendant's] alleged statutory violations alone calls for the extraordinary remedy of a preliminary injunction." Id. at 498; see also Buffalo Forge Co. v. AMPCO-Pittsburgh Corp., 638 F.2d 568, 569 (2nd Cir. 1981) (affirming denial of target company's motion to enjoin hostile tender offer because "serious questions going to the merits standing alone, do not justify injunctive relief. There must also be a showing of irreparable harm, the absence of an adequate remedy at law, which is the sine qua non for the grant of such equitable relief") (citations omitted).

         Indeed, the Sixth Circuit has emphasized its refusal to grant any injunctive relief without a clear showing of irreparable injury:

         [T]his court has never held that a preliminary injunction may be granted without any showing that the plaintiff would suffer irreparable injury without such relief .... [E]quity has traditionally required such irreparable harm before an interlocutory injunction may be issued.

-------------------

         (6) In Polaroid, the Third Circuit summarily concluded that, under the facts at issue in that case, there was no adequate remedy at law, thus establishing irreparable harm. Polaroid, 862 F.2d at 1006.

Friendship Materials, Inc. v. Mich. Brick, Inc., 679 F.2d 100, 102 (6th Cir.
1982) (emphasis added); see also R.M. & G. Products, Inc., 1994 WL 653531, at *2 ("even though a court must balance these four factors, a plaintiff must always demonstrate some irreparable injury before a preliminary injunction will be issued."). Here, NCS has made no such independent showing.

         B. The August 8 and August 27 Letters, Together With The
            Signed Merger Agreement Sent To NCS In October 2002,
            Render Any Purported Need For "Curative Disclosures" Moot

         In Pennwalt Corp. v. Centaur Partners, Nos. 88-5146, 88-9422, 1989 WL 11263, at *3 (E.D. Pa. Feb. 10, 1989), the court found that the defendant's subsequent disclosures had cured any omissions or misstatements in its initial filing underss. 13(d) of the Exchange Act and thus found no evidence of irreparable injury, reasoning that:

         Any injury a shareholder may have suffered owing to inaccuracies in previous statements may sue at law for damages. The use of injunctive relief to thwart a takeover attempt, once the shareholders have a full understanding of the options before them, not only deprives shareholders of their right to make informed decisions, but provides management with a weapon to discourage takeover bids.

Id. (emphasis added) (citations omitted). Here, it is beyond cavil that NCS shareholders have "a full understanding of the options before them." First, Omnicare publicly disclosed the August 8 Letter that NCS claims created the purported due diligence condition. On August 9, 2002, Omnicare filed Amendment No. 1 to the Offer to Purchase with the SEC and attached the August 8 Letter in its entirety. McKay Aff. Ex. 3. Everything the August 8 Letter said about Omnicare's request for due diligence was thereby fully disclosed. Because "the sole purpose behind the Williams Act is to provide adequate information for the shareholder to make a rational business decision," Pennwalt Corp., 1989 WL 11263 at *3, NCS's disclosure claim (to the extent it ever existed) became moot as soon as Omnicare filed Amendment No. 1. See Ronson Corp. v. Liquifin Aktiengesellschaft, 370 F. Supp. 597, 602 (D.N.J. 1974), aff'd 497 F.2d 394 (3d
Cir. 1974) (tender offeror may rely on


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



amendments to satisfy Section 14(e)); see also U.S. Const., Art. III 'SS' 1; Isaacs Bros. Co. v. Hibernia Bank, 481 F.2d 1168, 1170 (9th Cir. 1973).

         Second, in order to eliminate any confusion in the marketplace stemming from NCS's meritless "due diligence" claim, Omnicare sent to the NCS board, and simultaneously publicly filed with the SEC, the August 27 Letter, explaining that there is not now and never was a due diligence condition to the tender offer, and withdrawing any request for confirmatory due diligence in connection with its July 26 offer to negotiate a merger with NCS. McKay Aff., Ex. 4.(7) Finally, the mootness of NCS's request for preliminary injunctive relief -- and the entire First Amended Complaint -- is driven home even more pointedly by the fact that on October 6, 2002, Omnicare delivered to NCS a signed merger agreement for the acquisition of NCS at a price of $3.50 per share which contains no due diligence condition. This, too, was disclosed publicly by both Omnicare and NCS. See McKay Aff. Ex. 5. Accordingly, to enjoin the tender offer pending further disclosures by Omnicare regarding the alleged existence of a "due diligence" condition is a non-sequitor: all such disclosures have already been made.

         Moreover, in Resource Exploration, supra, this Court found that where, as here, the tender offer makes sufficient disclosures and the target company's board has informed its shareholders as to why it believes the offer to be inadequate, "[t]he possibility of irreparable harm to shareholders is minimal." 556 F. Supp. at 65 ("[o]n the basis of information received from both [the offeror and]

-----------------------

         (7) Mistakenly relying on Clearfield Bank & Trust Co. v. Omega Fin. Corp., 65 F. Supp.2d 325 (W.D. Pa. 1999), NCS claims that, even if the August 27 Letter did cure the alleged deficiencies in the Offer to Purchase, this Court should still enjoin the offer because the August 27 Letter does not specifically refer to the earlier August 8 Letter. NCS Mem. at 12. But in Clearfield, the court enjoined a shareholder meeting to approve a merger where the tender offer encouraged shareholders to do two things they could not possibly do -- exercise dissenters' right of appraisal and tender their shares. The court thus found that the offeror's follow-up letter did not sufficiently cure the misrepresentation because it did not explain that a dissenting shareholder would not be able to later tender shares. In contrast, the August 27 Letter clearly states that there is no due diligence condition to the tender offer, and there is no possible need for further disclosure.

management, the court finds that Resource shareholders have sufficient facts before them to make an independent decision as to whether to sell their stock"); see also Ranger Oil Ltd. v. Petrobank Energy and Res. Ltd., No. 00CIV3139SHS, 2000 WL 33115906, at *10 (S.D.N.Y. May 23, 2000) (where management has "taken full advantage" of opportunity to explain its opposition to tender offer, no "injunctive remedies, such as a permanent ban against a takeover, that go beyond correction of past violations and unduly favor incumbent management" are available). Thus, where, as here, shareholders have received adequate disclosures from the offeror and have the benefit of the target's purported reasons for rejecting the offer, there is no risk of irreparable harm to shareholders sufficient to warrant enjoining the offer. Here, NCS shareholders have had the benefit not only of the Offer to Purchase, including all of the previously discussed amendments thereto, but also of NCS's Schedule 14D-9 explaining its purported reasons for rejecting Omnicare's tender offer.(8)

         Recognizing the baselessness of its disclosure claims, NCS asserts that if Omnicare violated the Williams Act, Omnicare should not be allowed to "get away with it" even if there is no longer any "undisclosed" due diligence condition. NCS Mem. at 13. In addition to the fact that this gets NCS nowhere on the issue of irreparable harm, courts have squarely rejected the argument. For example, in Vestcom International, Inc. v. Chopra, 114 F. Supp.2d 292 (D.N.J.
2000), plaintiff argued that the defendants' amended filing under 'SS' 13(d) of the Exchange Act did not moot its claim because "it is a material fact that defendants were such scoundrels as to willingly, if briefly, violate the securities laws," and that defendants should therefore have disclosed the prior violation. Id. at 299. The court rejected this argument because once the informative purpose of the securities

-------------------

         (8) See also Amendment Nos. 6 and 14 to the Offer to Purchase, annexed as Exs. 6 and 7 to the McKay Affirmation (attaching the First Amended Compliant and NCS's memorandum in opposition to Omnicare's motion to dismiss and in support of the instant motion).

laws is satisfied by an amendment, injunctive relief is inappropriate:
"[p]laintiff cannot avoid the mootness problem by claiming that defendants' filing remains false until they admit their prior, alleged wrongdoing." Id. at 300; see also Ranger Oil, 2000 WL 33115906, at *10 (injunctive process designed to "deter, not to punish"). The Vestcom court further noted that in hotly contested takeover bids like this one, there is no doubt that the plaintiff will "fully apprise any shareholder who will listen of defendants' alleged iniquities." 114 F. Supp.2d at 299-300.

         Thus, even assuming NCS could establish that there was at one time some "undisclosed" due diligence condition to the tender offer (and it cannot), there is clearly no such condition now. Both the August 8 Letter (containing the purported condition) and the August 27 Letter (making clear that it was not a condition at all) have been disclosed. In addition, as of October 6, 2002, not even Omnicare's proposal to negotiate a merger is subject to any request for due diligence. Accordingly, NCS's "due diligence" claims (if they ever existed) have been mooted and cannot support a finding that irreparable injury would result if the offer proceeds absent further disclosure.

         C. Even If The Alleged Need For Curative Disclosures Were Not Already Moot, NCS's Own Characterization Of Omnicare's
            Tender Offer Renders "Irreparable Injury" A Logical Impossibility

         NCS has characterized Omnicare's tender offer as "illusory" and incapable of consummation. See, e.g., NCS Mem. at 8. If that were in fact the case (which, of course, it is not), then permitting the tender offer to proceed could not even conceivably represent a "threat" to NCS, its shareholders, the Genesis Merger Agreement, or to anything or anyone else, since it would be doomed to failure even absent injunctive relief. If, on the other hand, the tender offer is not "illusory" -- and it is not -- then it is equally impossible for NCS shareholders to be "harmed" by its consummation, since it will provide them with more than twice the present value per share they would receive under the Genesis Merger Agreement.(9) In short, there is simply no irreparable injury here.(10)

III.     An Injunction Would Cause Substantial
         Harm To Both Omnicare And NCS's Shareholders

         In stark contrast to the absence of any irreparable harm to NCS and its shareholders if a preliminary injunction is denied, substantial harm to NCS shareholders would result from the grant of the requested relief. Indeed, if the tender offer is enjoined and the Genesis merger is allowed to go forward,(11) NCS shareholders could forever lose an opportunity to obtain the benefit of a substantially superior all-cash offer for their shares. See, e.g., Plaza Sec. Co. v. Fruehauf Corp., 643 F. Supp. 1535 (E.D. Mich. 1986). In Plaza Securities, the plaintiff target company sought an injunction prohibiting the defendant bidder from continuing to pursue its tender offer because defendant allegedly misrepresented its purpose in acquiring shares and because the offer was "illusory." The court held that not only did plaintiff fail to meet its burden of showing irreparable harm, "[t]o the contrary, the court [found] that the shareholders will be irreparably harmed if the defendants' offer is not continued." Id. at 1542 (emphasis in original). So, too, here.

         Enjoining the Omnicare tender offer would also cause irreparable injury to Omnicare. This Court has specifically recognized harm to the offeror as a factor to be considered in denying a motion to enjoin a tender offer. In Resource Exploration, for example, the Court recognized that the opportunity to merge with another company is a unique one, denial of which constitutes

---------------

         (9) In its Schedule 14D-9, NCS itself recognizes the greater value its shareholders would realize from Omnicare's tender offer: "the Independent Committee and the NCS Board recognize that the [Omnicare tender] offer, if consummated, may provide greater consideration to the Company's equity holders than the Genesis Merger." McKay Aff., Ex. 1 (emphasis added).

         (10) Finally, NCS's two-month delay in seeking a preliminary injunction further underscores the absence of any irreparable harm. See, e.g., Plessey Co., 628 F. Supp. at 500.

         (11) Omnicare has moved to preliminarily enjoin the Genesis merger in the Delaware action.

irreparable harm. 566 F.Supp. at 66 ("[e]ven though [the target company] argues that the offer may be renewed if [the offeror] should succeed after injunctive relief has been granted, the delay may injure [the offeror] in pursuing other companies...").(12) For similar reasons, the delay occasioned by a preliminary injunction in this case would irreparably harm Omnicare.

IV.      An Injunction Would Be Contrary To The Public Interest

         Finally, as the Resource court explained, once the goal of providing shareholders adequate information has been satisfied, as it has been here, enjoining a tender offer is contrary to the public interest: "[i]n a situation where both sides of the transaction are available to advise the shareholders, public policy favors the abstention by courts from interference with the market process in determining the adequacy of the offer." 566 F.Supp. at 65. Exactly.

                                   CONCLUSION

         For all of the foregoing reasons, Omnicare respectfully requests that NCS's motion for a preliminary injunction be denied.

Dated:  October 17, 2002                Respectfully submitted,

                                        PORTER, WRIGHT, MORRIS & ARTHUR LLP

                                        By: /s/ Hugh E. McKay
                                          --------------------------------------
Of Counsel                                  Hugh E. McKay
Robert C. Myers                             925 Euclid Avenue, Suite 1700
Seth C. Farber                              Cleveland, Ohio 44115-1483
James P. Smith III                          (216) 443-9000:
DEWEY BALLANTINE LLP
1301 Avenue of the Americas
New York, New York 10019-6092
Telephone (212) 259-8000

------------------

         (12) See also, e.g., Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 184 (Del. 1986) (unless lock-up was enjoined, offeror would lose opportunity to bid for target and suffer irreparable injury); True N. Communications, Inc v. Publicis S.A., 711 A.2d 34, 44-45 (Del. Ch. 1998) (merger is "unique acquisition opportunity"; damage from "loss of such an opportunity cannot be quantified").